UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces Successful Indico Field Drilling in CPO-5 Block in Colombia with Initial Flow Rate of 5,500 BOPD of 35.2°API

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: November 12, 2020

ITEM 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES SUCCESSFUL INDICO FIELD DRILLING IN CPO-5 BLOCK IN COLOMBIA WITH INITIAL FLOW RATE OF 5,500 BOPD OF 35.2° API

Bogota, Colombia – November 12, 2020 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil and Argentina today announced the successful testing of the Indico 2 appraisal well in the CPO-5 block (GeoPark non-operated, 30% WI1) in Colombia.

The operator ONGC Videsh drilled and completed the Indico 2 appraisal well to a total depth of 10,925 feet. A test conducted through natural flow in the Une (LS3) sandstone formation resulted in a production rate of approximately 5,5002 bopd of 35.2 degrees API, with a 0.1% water cut, through a choke of 40/64 inches and wellhead pressure of 330 pounds per square inch. Additional production history is required to determine stabilized flow rates of the well. Surface testing facilities are in place and the well is already in production.

The Indico 2 well was drilled to a bottom-hole location approximately 0.8 km northwest and 151 feet downdip of the Indico 1X well, with a net pay of approximately 161 feet.

Considering Brent of $40-45 per bbl and current production rates, the well is expected to have a payback period of less than three months.

The Indico light oil field was discovered in December 2018 and to date, continues showing strong reservoir performance from the Indico 1X well, that is currently producing 5,200 bopd with no water, with a cumulative production of over 3 million barrels of oil.

The drilling rig in the CPO-5 block is currently moving to the Aguila exploration prospect, located approximately 4.9 km southeast of the Indico oil field, which will be spudded in late November 2020. Aguila is a multi-target exploration prospect with the Une (LS3) formation as the main objective (an analogue of the existing and producing Mariposa and Indico fields) and also looking for hydrocarbon potential in the Guadalupe and Gacheta formations.

Further exploration, appraisal and development activities are budgeted to continue in the CPO-5 block in 2021 (mostly concentrated within the 1H2021) with the drilling of 5-6 gross wells plus the acquisition of 336 square kilometers of 3D seismic, as part of GeoPark’s fully funded and flexible work and investment program.

CPO-5 is a large block covering 0.5 million acres, and offers multi-play, low cost development, appraisal and exploration opportunities. It is located to the southwest and is adjacent to and on trend with the Llanos 34 block (GeoPark operated, 45% WI), where GeoPark has discovered more than 4003 million barrels of recoverable oil and has produced more than 100 million barrels of oil during the past eight years.

James F. Park, Chief Executive Officer of GeoPark, said: “It is great to begin drilling on this large high potential CPO-5 block and great to see the positive results starting to come in. Not only is this block rich in hydrocarbons – with four mapped oil plays in the Mirador, Guadalupe, Gacheta and Une (LS3) formations – but the associated economics and cycle times are industry-leading even under the lowest oil price scenarios. We are very pleased to be working with our partners ONGC Videsh on this block and congratulate them for successfully executing and carrying out this important operation.”

1 Through GeoPark’s 100% ownership in Petrodorado South America S.A. Sucursal Colombia (Colombia).

2 Corresponds to an average production rate through a choke of 40/64 inches for approximately 12 hours.

3 Based on proved, probable and possible PRMS reserves, DeGolyer and MacNaughton (D&M) 2019.

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

GeoPark can be visited online at www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the drilling plan, payback period and oil production. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company that could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

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